SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration: 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND SIXTEENTH

EXTRAORDINARY BOARD OF DIRECTORS MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME:July 30, 2013. 3. PRESIDING: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary. 4. AGENDA AND RESOLUTIONS TAKEN:

I.             Election, by unanimous vote, of Adir Hannouche to the position of Chief Telecommunications Officer, to complete the term relative to the triennium 2012-2014, as directed by the Majority Shareholder;

II.            Approval, by unanimous vote, of the loan transaction for the debt rollover by Copel Distribuição S.A., based on Resolution 3439, of January 30, 2007, of the National Monetary Council; and

III.           Approval, by unanimous vote, of the concession, by Copel Geração e Transmissão S.A., of a corporate guarantee in favor of the following Special Purpose Entities (SPEs) i. SPE Caiuá Transmissora de Energia S.A., in the amount of R$ 20,580,000 and ii. SPE Integração Maranhense Transmissora de Energia S.A., in the amount of R$ 34,790,000, relating to the 49% share held by Copel Geração e Transmissão S.A. - Copel GeT in the projects, in accordance with the provisions of its Bylaws.

5. ATTENDANCE:  MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary; CARLOS HOMERO GIACOMINI, JOSÉ RICHA FILHO, NATALINO DAS NEVES; NEY AMILTON CALDAS FERREIRA; and PAULO PROCOPIAK DE AGUIAR.

The full Minutes of Copel’s 116th Special Board of Directors’ Meeting were drawn up in the Company’s records, book number 6, filed with the Paraná State Registry of Commerce under number 05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 30, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.